Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 1100 – Royal Centre 1055 West Georgia Street P.O. Box 11101 Vancouver, BC V6E 3P3 Canada

July 26, 2022
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Dear Sirs/Mesdames:
Re: Replicel Life Sciences Inc. (the “Company”)
As required under subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated July 25, 2022 (“the Notice”).
We confirm our agreement with the information contained in the Notice pertaining to our firm except that we have no basis to agree or disagree with item 2 in the Notice.
Yours very truly,

/s/ “BDO CANADA LLP”

Chartered Professional Accountants